The Annual Meeting of Shareholders of The Zweig Fund, Inc. was held on May 5, 2009.

 The meeting was held for the purposes electing two (2) nominees to the Board of Directors.

The results of the above matters was as follows:

DIRECTORS                VOTES     VOTES        VOTES
                          FOR     AGAINST      WITHHELD    ABSTENTIONS
Charles H. Brunie     61,714,771    N/A       16,003,746     N/A
James B. Rogers, Jr.  61,763,103    N/A       15,995,413     N/A

Based on the foregoing Charles H. Brunie and James B. Rogers, Jr., were re-elected as Directors.

The Fund's other Directors who continue in office are George R.
Aylward, Wendy Luscombe, Alden C. Olson and R. Keith Walton.